EXHIBIT 10.20

April 2, 2004

Christopher E. Herald

CEO                                                  Via Telecopier & Courier

Solitario Resources                               303-534-1809

4251 Kipling Street, Suite 390

Wheat Ridge, Colorado 80033

Telephone: 303-534-1030

          Re:          La Tola Property, Peru

Dear Mr. Herald:

          This binding Letter Agreement is entered into and effective on the date agreed and accepted as set forth below by and between Newmont Peru Limited, a Delaware corporation ("Newmont") and Solitario Resources Corp., a company incorporated under the laws of Colorado ("Solitario"), and confirms Newmont's interest in forming a joint venture (the "Joint Venture") to explore, and if warranted, develop the property described in Exhibit A attached hereto, hereinafter referred to as the "Property". This Letter Agreement is subject to approval by the Toronto Stock Exchange.

           The parties agree to negotiate and agree upon the form of the definitive joint venture agreement (the "Agreement"), to be executed within twelve months of signing this Letter Agreement (unless extended by written consent of both parties). The Agreement shall contain the following basic terms and such other provisions as are necessary or customary for agreements of this type and as are acceptable to the parties. These terms and conditions will become binding upon the full execution of this Letter Agreement by Solitario.

          The "Effective Date" as used herein shall be the day of execution of this Letter Agreement.

1.          The Property. Solitario warrants that (i) it has the exclusive right to explore, develop, mine and market mineral products from the Property; (ii) except for the Polet concession, for which Solitario has an option to purchase as per the agreement referenced in Exhibit A (the "Polet Option to Purchase Agreement"), Solitario has a 100% interest in the Property; (iii) the Property is free and clear of all claims, encumbrances, and liens and is in good standing under the laws of Peru; and (iv) it has the right to enter into this Letter Agreement and the Agreement regarding the Property.

          The Polet concession will remain part of the Properties as long as Newmont pays for Solitario's obligations under the Polet Option to Purchase Agreement (the "Polet Option Payments"); provided, however, that Newmont will have the right to exclude the Polet concession from the Properties, by notifying Solitario in writing no later than 30 days before a Polet Option Payment becomes due. Upon such notice from Newmont, the Polet concession will be excluded from the Properties and from the Area of Interest (as defined in paragraph 9 herein) and Solitario will be solely responsible for its rights and obligations under the Polet Option to Purchase Agreement.

2.          Earn-in. Subject to Newmont's right, pursuant to paragraph 10, to terminate this Letter Agreement and the Agreement at any time and be relieved of all obligations hereunder and thereunder, Newmont will earn up to a 65% undivided interest in the Property pursuant to the following conditions (the "Earn-in"):

a)          Phase I Earn-in.. Newmont will earn a 51% undivided interest in the Property by: (i) completing a minimum of 2,500 meters of drilling within the Property, on or before the first anniversary of the Effective Date, that shall include at least 300 meters of drilling within the Polet concession, as per the Polet Option to Purchase Agreement (the "Drilling Commitment"); and (ii) spending a cumulative total of US$7,000,000 in exploration on the Property (which includes the cost of the Drilling Commitment as well as the Polet Option Payments), on or before the fourth anniversary of the Effective Date (the "Expenditures"), according to the following schedule:

Due Date On or by the second anniversary of the Effective Date On or by the third anniversary of the Effective Date On or by the fourth anniversary of the Effective Date	Cumulative total US$1,250,000 US$3,000,000 US$7,000,000

          Newmont shall be responsible for conducting exploration at its sole cost and discretion. If the Drilling Commitment is delayed by surface rights owners and/or local communities and/or the lack of approval of the required environmental permits, the Phase I Earn-in may be extended at Newmont's sole option, for a period of up to one year. Excess amounts spent during any given year may be credited towards expenditure requirements in subsequent years. Newmont's expenditures shall include, without limitation: all exploration expenses made in the Property including any expenses incurred toward ascertaining the existence, location, quantity, quality or commercial value of mineral deposits in, under, upon or which may be produced from the Property including, without limitation, expenses for sampling and assaying, geochemical analysis, geophysical surveys, drilling, metallurgical and engineering work, reclamation, Property maintenance fees and salaries or fees paid for work on the Property.

b)          Phase II Earn-in. After completing the Phase I Earn-in, Newmont will have the option to earn an additional 9% undivided interest in the Property. This interest shall be earned by producing, at its sole cost and discretion, a positive feasibility study, as defined in Exhibit B, attached hereto (the "Feasibility Study"), within 3 years after Phase I Earn-in.

c)          Phase III Earn-in. After completing the Phase II Earn-in, and once a production decision has been reached, Newmont will have the option to earn an additional 5% undivided interest in the Property, by providing to Solitario certain conditions and certain guarantees to secure its share of project financing at commercially competitive terms. The Newmont guarantees will be set forth in the Agreement.

3.          Technical Committee and Data. During the Earn-in periods, a technical committee will be formed with two representatives from each party, with the purpose of presenting exploration programs, budgets and results and the level of Expenditures incurred during the Phase I Earn-in, and the Feasibility Study conducted during the Phase II Earn-in; provided, however, that the technical committee shall be advisory in nature. The technical committee will hold timely meetings, on a semi-annual basis from the Effective Date. Newmont will prepare an exploration summary report that will be presented to Solitario in such technical committee meetings. If drilling operations are ongoing, Newmont will use its best efforts to report drill hole assay results at least once a month to Solitario.

4.          Joint Venture. Upon Newmont's completion of the Phase I Earn-in, the parties shall establish a Joint Venture pursuant to paragraph 16. Upon completion of the Phase I Earn-in or Phase II Earn-in (depending upon whether Newmont elects to exercise its Phase II Earn-in) the parties shall contribute to programs and budgets thereafter, in proportion to their participating interest, subject to dilution as set forth in paragraph 7 below.

5.          Management Committee. Upon completion of the Phase II Earn-in (unless Newmont elects not to produce a Feasibility Study, in which case after the Phase I Earn-in) the parties shall establish a management committee to determine overall policies, objectives, procedures, methods and actions under the Agreement. The management committee shall consist of four members: two members appointed by Newmont and two members appointed by Solitario. Each party, acting through its appointed members, shall have votes on the management committee, in proportion to its participating interest.

6.          Operator. Upon completion of the Phase II Earn-in (unless Newmont elects not to produce a Feasibility Study, in which case after the Phase I Earn-in), the party holding at least 51% participating interest shall be the Operator. The Operator shall present work programs and budgets to the management committee for approval. In addition, the Operator shall provide the management committee with quarterly and annual reports of its work program together with all factual and interpretive data generated thereby. The Operator will earn a management fee equal to 5% of the "Allowable Costs" (as defined below) up to $10 million, and 3% of Allowable Costs over $10 million in a budgetary year, incurred after Phase II Earn-in (unless Newmont elects not to produce a Feasibility Study, in which case after the Phase I Earn-in), which shall continue through development and mining operations.

          Allowable Costs shall include all expenses of the Joint Venture excluding (i) the management fee set forth herein; (ii) depreciation, wear and tear and amortization of tangible and intangible assets; (iii) capital investments; (iv) working capital until it is used in the operation; (v) financial expenses; (vi) royalties; and (vii) workers' profit sharing, penalties, taxes and indemnities corresponding to the Joint Venture.

7.          Project Expenditures and Dilution. The Operator will provide the non operating party the program and budget for a calendar year, within the last quarter of the previous calendar year. The non operating party will then have 30-days to advise the Operator that it will: (a) participate in funding the program at its then participating interest, or (b) dilute its interest pursuant to this paragraph. Expenditure projections for an approved budget will then be prepared by the Operator in advance for each calendar quarter and provided to the non operating party. The non operating party will then have to remit its share of projected expenditures within 30-days from the date such funds were requested by the Operator. If a party fails to remit its share of projected expenditures within such 30-day period, such party shall have 15 days from the date it receives a notice of default, to cure such default before being subjected to dilution.

          If either party elects not to contribute its proportionate share to an agreed work program, such party's participating interest shall be subject to dilution and determined as follows:

          A Participant's Interest = 100% x Aggregate of Participant's Actual and Deemed Expenditures

                              Aggregate of All Participant's Actual and Deemed Expenditures

          For dilution calculation purposes, at Phase I Earn-in, Newmont's initial contribution shall be deemed to be US$7,000,000 and Solitario's initial contribution shall be deemed to be US$6,725,490, with a total project expenditure deemed to be US$13,725,490 on a 51:49 basis. Newmont's initial contribution and Solitario's initial contribution at Phase II Earn-in (60:40 basis) and at Phase III Earn-in (65:35 basis) will be set forth in the Agreement based on all actual project expenditures incurred by Newmont during the period of preparation of the Feasibility Study through financing.

          If a party elects to contribute to a work program but fails to make such contribution, the amount of dilution shall be equal to twice the dilution that would have occurred had the defaulting party initially elected not to contribute.

          Solitario Royalty. Solitario shall retain a net smelter returns (the "NSR" as defined in Exhibit C) royalty from gold and silver production in the Property (the "Solitario Royalty"). The Solitario Royalty for gold shall be calculated as a function of the price of gold according to the following:

Price of Gold (US$ per oz)	% NSR
Less than US$350 Equal or greater than US$350 but less than US$450 Equal or greater than US$450	1.25 1.75 2.25

          The Solitario Royalty from silver production shall be a 1.75 % NSR.

          The parties understand that there is a ongoing effort in Peru to approve legislation under which a royalty would be applied to mining concessions (the "Country Royalty"); therefore, the parties agree to limit the Solitario Royalty such that the Solitario Royalty for gold or for silver plus the Country Royalty shall never exceed the equivalent a 4.75% NSR. As an example for gold, if the Country Royalty is equivalent to a 3% NSR and the price of gold is greater than US$450, then the Solitario Royalty for gold shall be reduced from 2.25% NSR to 1.75% NSR.

9.          Area of Interest. The Area of Interest shall be defined by a line which is parallel to all exterior boundaries of the Property and separated by 3km from such exterior boundary. Any interest or right to acquire any interest within the Area of Interest, including, without limitation, mining concessions, surface or water rights related thereto, or royalty interest, acquired while this Letter Agreement or the Agreement is in effect, by or on behalf of a Participant or any affiliate, shall be subject to the terms and provisions of this Letter Agreement and the Agreement.

10.          Withdrawal. Provided that Newmont has completed the Drilling Commitment, prior to completing Phase I, Newmont may terminate this Letter Agreement or the Agreement at any time after 30 days prior written notice. If Newmont terminates this Letter Agreement or the Agreement without completing the Drilling Commitment, it shall pay Solitario in cash an amount of US$100 per meter for the balance between the amount of meters drilled and the Drilling Commitment. Prior to completing the Phase I, the Agreement will also terminate if Newmont fails to complete the annual Expenditures for any given year, unless Newmont decides to pay Solitario in cash, the difference between the spent amount and the Expenditures required for any given year. Either party will have the right at any time after 90 days prior written notice to the other party to withdraw from the Joint Venture by transferring its interest in the Joint Venture to the other party; provided, however, that such withdrawing party will be responsible for any obligations incurred by it prior to such withdrawal.

11.          Governing Law. This Letter Agreement and the Agreement will be governed by the laws of the State of Colorado, USA. The laws of Peru shall apply to the extent applicable to the Property and the mineral rights.

12.          Right of First Refusal. Each party shall have a right of first refusal with respect to any bona fide proposed sale, directly or indirectly, of the other party's interest in the Agreement, the Joint Venture, the Property, or the Solitario Royalty. Such right shall permit Solitario or Newmont, whichever the case may be, to purchase such interest on the terms offered by any third party and shall be exercised, if at all, within 30 days after written notice from the other party of the proposed offer. This preferential purchase right shall not apply to transfers to affiliated or related companies, to corporate reorganizations, mergers, amalgamations, or the sale of all or substantially all of the stock of Newmont Mining Corporation or of Solitario, provided that the interest in the Joint Venture does not constitute more than 60% of the assets of Newmont Mining Corporation or Solitario at the time of such transaction.

13.          No Pledge. Neither party shall pledge, mortgage, or otherwise encumber its interest in the Joint Venture or the Property, except for the purpose of financing for its share of expenditures, pursuant to paragraph 2 (c) herein, after a production decision has been made.

14.          Indemnity. Solitario will indemnify Newmont from and against all liability relating to Solitario's activities on the Property and, Newmont will indemnify Solitario from and against all liability relating to Newmont's activities on the Property.

15.          Dispute Resolution. Disputes of the parties shall be resolved by binding arbitration in Denver, Colorado in English in accordance with the International Rules of the American Arbitration Association (the "Rules"). For a period of at least 60 days prior to submission of a matter to arbitration, an executive officer of Newmont and an executive officer of Solitario will attempt to resolve the dispute, failing which either party may refer the matter to arbitration by written notice to the other party. For disputes involving amounts of US$2 million dollars or less, the parties shall attempt, by mutual agreement, to nominate a sole arbitrator within 30 days from the date of the initiating party's written notice to the other party. If the parties cannot agree upon a sole arbitrator within such 30 day period, or in the case of disputes involving amounts of more than US$2 million dollars, the arbitration shall be carried out by a panel of three arbitrators with one arbitrator being selected by the initiating party, one arbitrator being selected by the responding party and the third arbitrator being selected by mutual agreement of such two arbitrators. If such two arbitrators cannot agree within 75 days upon the appointment of the third arbitrator, the third arbitrator shall be appointed by the AAA in accordance with the Rules. Moreover, if any party shall fail to appoint an arbitrator within the specified time period, such arbitrator and the third arbitrator shall be appointed by the AAA in accordance with the Rules. Notwithstanding the foregoing, the arbitrator or arbitrators, as the case may be, shall be lawyers with at least ten year's experience with international joint venture agreements, trained in the common law tradition. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction.

16.          Venture Structure/Tax Matters. The parties agree that in order to form the Joint Venture and negotiate and conclude the Agreement, they will need to consult with tax and legal advisors, and that the Joint Venture may be structured as a corporation or partnership, owned either onshore or offshore as determined pursuant to such tax or legal advice and as necessary to comply with Peruvian law, maximize organizational and operational efficiencies and minimize the tax liability (to the extent possible) of each of Newmont and Solitario.

17.          Force Majeure. The parties' obligations and the timeframes established under this Letter Agreement shall be suspended to the extent and for the period that performance is prevented by any cause beyond the party's control, whether foreseeable or unforeseeable, including, without limitation, labor disputes, opposition by local communities, acts of God, laws, regulations, orders, proclamations, or requests of any governmental authority, inability to obtain on reasonable terms required permits, licenses, or other authorizations, or any other matter similar or dissimilar to the above that constitutes an event of force majeure.

18.          Confidentiality and Press Releases. Except where regulatory or stock exchange requirements prohibit, the terms of this Letter Agreement are to be held by the parties and their directors, officers, employees, consultants, agents, accountants, legal counsel, financing sources and those of its direct and indirect wholly-owned subsidiaries and parent companies (herein the "Representatives"), in strict confidence. It being agreed that each such Representative will be informed by the respective party of the confidential nature of this Letter Agreement and will agree to be bound by its terms and further, that each party will be responsible for any breach hereof by its Representatives. The parties understand that disclosure may be required pursuant to law or regulations of an applicable stock exchange, and, in the event that a party desires to make public disclosure, to the extent legally permissible, the other party shall receive two business days to review and approve such disclosure, with such approval not to be unreasonably withheld. The party wishing to make a public disclosure shall make all reasonable edits requested by the other party.

          It is understood that this Letter Agreement shall be a binding and enforceable agreement as of the date it is executed by Solitario; provided, however, the Agreement shall be subject to a due diligence period during which Newmont shall have free access to examine all data, to sample the Property and to satisfy itself with respect to land title, the absence of environmental liabilities and similar matters. Newmont shall complete this due diligence within 30 days from the date of execution of this Letter Agreement, and to the extent that the results of such due diligence are deemed to be unsatisfactory, at Newmont's reasonable discretion, Newmont may withdraw from this Letter Agreement and its obligation to perform the Drilling Commitment.

          In the event any provision of this Letter Agreement is found to be inconsistent with, or contrary to law, rule or regulation, the latter shall be deemed to control and this Letter Agreement shall be regarded as modified accordingly and, as so modified, shall continue in full force and effect.

          This Letter Agreement contains the entire understanding of the parties relating to the specific subject matter hereof, and supersedes all prior agreements and understandings between the parties. The parties have the necessary power and authority to enter into this Letter Agreement which shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto. Any amendments hereto shall be in writing and signed by the parties hereto.

Newmont Peru Limited

By: /s/ Carlos Santa Cruz

Name: Carlos Santa Cruz

Title: President and Managing          Director

Agreed to and accepted this 5th day of April, 2004.

Solitario Resources Corp.

By: /s/James R. Maronick

Name: James R. Maronick

Title: CFO

EXHIBIT A

The Property

	Name	Hectares	Code	Status
1	ZORAIDA UNO	1,000	01-02901-03	Titled
2	ZORAIDA DOS	1,000	01-03338-03	Titled
3	ZORAIDA TRES	700	01-03339-03	Titled
4	ZORAIDA CUATRO	800	01-03340-03	Titled
5	ZORAIDA CINCO	800	01-03348-03	Titled
6	ZORAIDA SEIS	900	01-03349-03	Titled
7	ZORAIDA SIETE	800	01-03406-03	In process
8	ZORAIDA OCHO	900	01-03407-03	Titled
9	ZORAIDA NUEVE	900	01-03633-03	In process
10	ZORAIDA DIES	1,000	01-03408-03	Titled
11	ZORAIDA ONCE	1,000	01-03409-03	Titled
12	ZORAIDA DOCE	700	01-00082-04	In process
13	ZORAIDA TRECE	500	01-00083-04	In process
14	ZORAIDA CATORCE	1,000	01-00084-04	In process
15	POLET [1]	100	01-02680-03	Titled
Total		12,100

[1]           Polet Option to Purchase Agreement is the agreement executed between Minera Solitario S.A.C., a wholly owned subsidiary of Solitario and Mr. Placido Remigio Pariguana Moncca, in front of Mr. Alfredo Paino Scarpati Notary Public of Lima, on March 24, 2003.

EXHIBIT B

Feasibility Study

Feasibility Study means a detailed report recommending the development of a mine, within the Property, for being economically viable and profitable to exploit the relevant deposit or deposits according to the parameters established in such study, contemplating the maximum prospective development and operation as is reasonable and economically viable according to the data available at the time such study is prepared. The study shall at least include the following information:

1.          An estimate of recoverable mineral reserves and an estimate of its composition and content; the proposed procedure for the development and production of the mine;

2.          Test results of the minerals that may be treated;

3.          Characteristics and area where the proposed mine facilities will be located, which facilities may include mineral treatment facilities, if the size and location of the mineralized body renders such mineral treatment facility feasible; in which case, the report shall include a preliminary design of said mineral treatment facility;

4.          Total costs, including the budget of capital costs reasonably required to acquire, build and install the structures, machinery and equipment required for the proposed mine, including an estimated timing of such requirements;

5.          All environmental impact studies and cost thereof;

6.          Proposed period in which commercial production of the mine will start;

7.          Other data and information that is reasonably necessary to support the existence of a mineralized deposit of sufficient grade and size to justify the development of the mine, taking into account all business considerations, taxes and other economic considerations; and

8.          Working capital requirements for the first four months of the mine operation, or for a longer period that is reasonably justified by the circumstances.

The information contemplated above shall be of the quality and content that is generally required to produce a bankable feasibility study for lending institutions in the United States of America or Canada, with the purpose of determining the convenience of providing funding for the project. The preparation of a bankable feasibility study shall be at the sole expense of the party desiring to produce such study.

EXHIBIT C

NET SMELTER RETURNS

1.          Calculation of Net Smelter Returns.

(a)          When and after a dore or other form of concentrate is shipped to a refinery and there has been a final settlement by the refinery with respect to such delivery, the "Net Smelter Returns" shall mean: (i) with respect to gold, the value of gold (stated in U.S. Dollars per ounce of gold) multiplied by the number of ounces of gold produced, less Allowable Deductions, and (ii) with respect to all other minerals, the value of such other minerals (stated in U.S. Dollars), less Allowable Deductions.

          The value of gold shall be the numerical average of the closing prices of gold as reported on the COMEX (or, if the COMEX shall cease reporting gold prices, then the London P.M. fix; or, if that should cease to be reported, then as reported by another mutually agreed substitute index) at the conclusion of each day of said month in which final settlement occurred; such average price shall then be used to value all gold products for which there was final settlement during such month. The value of all other minerals contained in such dore or other form of concentrate shall be the numerical average of the closing prices of such minerals as reported on the London Metals Exchange at the conclusion of each day of said month; such average price shall then be used to value all such minerals (other than gold) during such month. In all other cases, "Net Smelter Returns" shall be as defined in subsection (b) of this Section 1.

(b)          Except as provided in subsection (a) of this Section 1, "Net Smelter Returns" means:

(i)          in the case of ores, minerals, or other products which are sold in the crude state, the amount received by the Operator from the purchaser of the ores, minerals of other products, less Allowable Deductions,

(ii)          in the case of ores, minerals, or other products which are processed by or for the account of the Operator to produce concentrates or other saleable intermediate products to be smelted or otherwise further processed by or for the account of the Operator, an amount equal to the market value of the concentrates or other saleable intermediate products f.o.b. the plant producing the concentrates or other saleable intermediate products (which amount shall be deemed to have been received by the Operator), less Allowable Deductions, and in all other cases, the amount received by the Operator from the purchaser of the ores, minerals, or other products, less Allowable Deductions.

(c)          "Allowable Deductions" means, to the extent borne or to be borne by the Operator:

(i)          charges for and taxes on transportation of mineral product from the mine or plant producing the concentrates or other saleable products to a smelter or other place of treatment, from the smelter or other place of treatment to the refinery and from the refinery to the place of sale,

(ii)          insurance and security costs and charges,

(iii)          smelting and refining costs, treatment charges and penalties, including without limitation metal losses and penalties for impurities,

(iv)          representation, assaying, and umpire costs and fees, and marketing costs and commissions, and

(v)          production, sales, severance, and other taxes measured by production or the value of production.

(d)          Advance sales, forward sales, hedging, and other speculative sales arrangements shall be solely for the account, benefit and risk of the Operator, and shall not inure to the benefit of the royalty owner.

2.          Commingling. The Operator may commingle ores from the Property with ores from other properties, either before or after concentration or beneficiation, so long as all data necessary to determine the weight and grade, both of the ores removed from the Property and the ores with which they are commingled, are obtained and preserved by the Operator. The Operator shall then use that weight and grade data to allocate any value received between the Property and the other properties from which the other commingled ores were removed. All such weight, grade and allocation calculations shall be done in a minerlike fashion.

3.          Payment. Net Smelter Returns shall be calculated for each calendar quarter in which Net Smelter Returns are realized, and payment shall be made within thirty (30) days following the end of each such calendar quarter. Such payments shall be accompanied by a statement summarizing the computation of Net Smelter Returns. Such quarterly payments are provisional and subject to adjustment within ninety (90) days following the end of each calendar year. All royalty payments made during or with respect to a calendar year shall conclusively be deemed to be true and correct unless within six (6) months following the end of said calendar year the royalty owner or the Operator takes or makes written exception, specifying with particularity the items to which exception is made and grounds for each exception.

4.          Inspection of Records. The Operator's records of all mining and milling operations within the Property, and its records with respect to commingling of production from the Property, shall be available for Solitario's (or its authorized agents') inspection and/or audit upon reasonable advance notice and during normal business hours, but no more frequently than once each quarter. If any such audit or inspection reveals that Net Smelter Returns for any calendar year (after giving effect to year-end adjustments) are underpaid by more than five percent, the Operator shall reimburse Solitario for its reasonable costs incurred in such audit or inspection.